EXHIBIT 16.1

December 3, 2014

Securities and Exchange Commission

100 F. Street

Washington, DC 20549 - 7561

Re: International Metals Streaming Corp.

Commission File No. 333-182629

We have read the statements that International Metals Streaming Corp. (“the Registrant”) included under Item 4.01 of the Form 8-K/A report dated November 21, 2014 and do not agree with such statements in so far as they apply to our firm, the procedures we performed and the conclusions reached.

In particular, we take challenge to the following: in the Form 8 – K/A report dated November 21, 2014, the Registrant stated that:

“the registrant believes that because the proceeds from the sales of its common shares to certain investors in August 2013 (the “Financing”) were held in an escrow account not within the registrant’s control, such proceeds should have been properly accounted for as “funds held in attorney’s trust account” in the 2013 financial statements.” and

“Separately, in December 2013, the registrant sold 1,533,166 shares of its common stock to two investors in exchange for cash proceeds of $153. Based upon the fair value of the shares issued in connection with the Financing of approximately $4.26 per share, the shares issued to these two investors were valued at approximately $6.5 million and charged to operations. However, subsequent to the date of the 2013 financial statements, the funds held in escrow in connection with the Financing were returned to the investors, net of costs, and the common shares issued to the investors were returned to the registrant. As such, the registrant believes the Financing was not consummated. Accordingly, the registrant believes the $6.5 million should not be recognized as a charge to operations.”

Based on the documentation provided to us by the Registrant, the actual use of proceeds from the Financing and related documentation initiating payments from the proceeds and statements and representations made to us by the Registrants independent legal counsel we believe the above statements to be untrue and wholly inconsistent with the written record and management and legal representations. Specifically:

a)

The Securities Purchase Agreement pursuant to which the Financing was completed had no terms under which the use of the proceeds of the Financing were in any way restricted or the purchase of the securities could subsequently be cancelled or rescinded. Further, we were not made aware at the time of the Financing or thereafter of any unstated rights and privileges that suggested such rescission was available;

b)

It was our understanding from management and counsel that the reason the proceeds from the Financing were transferred into an attorney’s trust account was the Registrant did not maintain its own bank account during the period in question. As a question of fact, the Registrant spent $610,816 of the funds raised under the Financing to pay for corporate expenses which supports the legal form of the Securities Purchase Agreement that the funds were provided, upon written request by the sole officer and director, to the Registrant or his designee, without restriction as to use or subject to future repayment.

Accordingly, the above statement in regards to the escrow account and the Registrant’s ‘lack of control’ is considered to be factually incorrect;

c)

On June 10, 2014 the Registrant submitted Cutler & Co., LLC’s confirmation letter to the Registrant’s independent legal counsel, LKP Global Law, LLP. The letter requested “a copy of the escrow agreement, noting any restrictions on the use of cash, fees, conditions of release, authorized personnel, fees etc.”

On June 17, 2014, LKP Global Law, LLP responded: “There are no applicable restrictions to disclose pursuant to the Company’s request.”

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This provides further evidence that the above statement in regards to the escrow account and the Registrant’s ‘lack of control’ is considered to be factually incorrect;

d) On March 10, 2014 the Registrant entered into a Rescission and Release Agreement under which all shares issued under the Financing were cancelled and the remaining funds were returned to the Investors. At no point does the Rescission and Release Agreement make any suggestion that the investors in the financing has any rights of recession under any precious agreement. The rescission was a separate and distinct event which required separate and distinct accounting;

e) The Registrant’s independent corporate counsel, in an email to us dated June 6, 2014 stated the following in regards to this transaction:

“The stock sale was genuine, as the investors put their money at risk (i.e., the non-reimbursement of the expenses). The investors invested on the understanding that the new venture would go into the metal streaming business (thus the corporate name change from "GS Valet" to "International Metals Streaming"), but when that was no longer feasible, the relevant parties agreed to the rescission as the ideal resolution.

Please note that the rescission did not occur at 12/31/2013, but in March 2014. So at 12/31/2013, the proceeds from sale to the investors were still part of the company's assets. Neither the company nor the investors considered rescission at 12/31/2013.

I hope the above addresses your concerns.”

We note this representation is wholly consistent with the written agreements and the understanding we had of the nature of the transaction.

At some point between this representation and September 2014, the Registrant’s analysis as to the nature of these transactions (in spite of the written documents and verbal representations) dramatically changed and the Registrant was never able to provide us with any valid basis or explanation for its change in position.

It is based upon the above fact pattern that we disagree with the current representations being made by management of the Registrant in this Form 8-K.

We have no basis to agree or disagree with any other statement made in Item 4.01 of such report.

Sincerely,

Cutler & Co., LLC

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